IMISSION SEC
Mail Processing
Section
MAR 16 2021
Washington DC
415

21001283

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-67486

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) **AND ENDING** 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BB&T Securities, LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

901 East Byrd Street
(No. and Street)

Richmond	**Virginia**	**23219**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Olga Rip, Financial Reporting Manager — **804-253-6563**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (Whose opinion is contained in this Report*)
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

214 North Tryon Street, Suite 4200	**Charlotte**	**North Carolina**	**28202**
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Oath or Affirmation

I, Olga Rip, swear (or affirm) that, to the best of my knowledge and belief, the accompanying Statement of Financial Condition and supporting schedules pertaining to the firm of BB&T Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

O. Rip

Olga Rip
Financial Reporting Manager

CHRISTINA MAE BAILEY
COMM. EXPIRES 11/30/2023
REGISTRATION #7830562
NOTARY PUBLIC
COMMONWEALTH OF VIRGINIA

Christina Mae Bailey
Notary Public

This report** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BB&T Securities, LLC

(a wholly-owned subsidiary of Truist Financial Corporation)

Statement of Financial Condition

December 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of BB&T Securities, LLC
(a wholly-owned subsidiary of Truist Financial Corporation):

Opinion on the Statement of Financial Condition

We have audited the accompanying statement of financial condition of BB&T Securities, LLC (the "Company") as of December 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2021

We have served as the Company's auditor since 2002.

BB&T Securities, LLC
(a wholly-owned subsidiary of Truist Financial Corporation)
Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	28,566,304
Cash segregated under federal regulations		135,046,611
Securities owned, at fair value		149,786,259
Securities borrowed		41,000
Receivable from brokers, dealers and clearing organizations		37,596,430
Receivable from customers		78,952,594
Receivable from Parent and affiliates		813,032
Furniture, equipment and leasehold improvements, at cost (less accumulated depreciation and amortization of $14,276,759)		6,002,831
Goodwill		66,190,881
Deferred taxes, net		7,851,062
Employee loans (net of allowance for doubtful accounts of $468,774)		101,357,872
Accrued taxes receivable from Parent		11,099
Other assets		39,046,749
Total assets	$	651,262,724
Liabilities and member's equity		
Securities sold, not yet purchased, at fair value	$	705
Payable to brokers, dealers and clearing organizations		3,813,074
Payable to customers		142,095,941
Accrued compensation		34,341,901
Accrued expenses and other liabilities		47,203,546
Total liabilities		227,455,167
Liabilities subordinated to claims of general creditors		100,000,000
Member's equity		323,807,557
Total liabilities and member's equity	$	651,262,724

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of Business

BB&T Securities, LLC (the "Company" or "BB&T Securities"), is a wholly-owned subsidiary of Truist Financial Corporation ("Parent"), a financial services holding company headquartered in North Carolina and sole member of BB&T Securities. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is subject to regulatory oversight by the Financial Industry Regulatory Authority ("FINRA").

During 2020, the Company dealt in U.S. Government and agency obligations, corporate debt and equity securities, state and municipal securities, mortgage and other asset-backed securities, money market and other financial instruments. Additionally, the Company offered mutual funds, annuities and life insurance products. The Company also offered various investment banking and financial advisory services in connection with mergers and acquisitions, restructuring, private placements, loan syndications, loan trading and project financings. The Company provided these services to corporate clients, institutional investors and individuals.

On August 1, 2020, BB&T Capital Markets, the institutional business of BB&T Securities, was transferred into Truist Securities, Inc., which is a wholly owned subsidiary of the Parent. The transaction was accounted for as a transfer under common control in accordance with ASC 805-50. The net assets were transferred at carrying value, which was comprised primarily of $33,074,878 of goodwill.

2. Summary of Significant Accounting Policies

The accounting and reporting policies are in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Additionally, where applicable, the policies conform to the accounting and reporting guidelines prescribed by the Company's regulatory authorities. The following is a summary of the more significant accounting policies.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial. Actual results could differ from those estimates. Material estimates include the determination of fair value for financial instruments, goodwill, benefit plan obligations, and tax related accounts.

Cash

Cash represents amounts on deposit with banks and other financial institutions that are not subject to segregation under federal regulation.

Cash segregated under federal regulations

Cash segregated under federal regulations represents amounts on deposit with banks and other financial institutions that are subject to segregation under federal regulation for the exclusive benefit of the Company's clients.

Securities owned and securities sold, not yet purchased

Proprietary securities transactions in regular-way trades were recorded on the trade date, as if they had settled. Proprietary securities transactions in non regular-way trades were recorded on the settlement date.

Securities borrowed
Securities borrowed for cash collateral are accounted for as financing transactions and are included in the Statement of Financial Condition at the amount of cash advanced in connection with the transactions. The Company measures the fair value of the securities borrowed against the collateral on a daily basis, additional collateral is provided to cover deficits, and any excess is reacquired to ensure that such transactions are properly collateralized.

Customer securities transactions
Customer securities transactions are recorded on a settlement date. The Company monitors the fair value of collateral held and the fair value of securities receivable from others. It is the Company's policy to request and obtain additional collateral when deemed appropriate.

Furniture, equipment and leasehold improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded on a straight-line basis over the estimated useful lives of the assets (ranging from 2 to 10 years). Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term, including certain renewals that were deemed probable at lease inception, or the estimated useful lives of the improvements.

Employee loans
The Company provides certain financial advisors with loans as part of the Company's recruiting and retention strategy for key revenue producing employees. These loans are generally forgiven over a two to nine year period based upon continued employment with the Company. If the employee leaves before the term of the loan expires, the balance becomes immediately due and payable. The Company carries a reserve for uncollectible amounts for terminated employees, which is included in Employee loans in the Statement of Financial Condition.

Goodwill and intangible assets
Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business acquisitions. Goodwill is reviewed at least annually for impairment as of October 1st each year and more frequently if circumstances exist that indicate a possible reduction in the fair value of a reporting unit below its carrying value. If, after assessing all relevant events or circumstances, the Company concludes that it is more-likely-than-not that the fair value of a reporting unit is below its carrying value, then an impairment test is required. The Company may also elect to bypass the qualitative assessment and proceed directly to the impairment test. The Company measures impairment using the present value of estimated future cash flows. Discount rates are based upon the cost of capital specific to the Company's industry. If the carrying value of the Company exceeds its fair value, a second analysis is performed to measure the fair value of all assets and liabilities. If, based on the second analysis, it is determined that the fair value of the assets and liabilities of the Company is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value. There were no goodwill impairments recorded in 2020.

Other intangible assets include customer intangibles. Intangible assets other than goodwill, which are determined to have finite lives, are amortized based upon the estimated economic benefit received. These intangible assets are included in the Statement of Financial Condition in Other assets.

Derivative financial instruments
The Company enters into non-regular way securities transactions to facilitate purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these

derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition. Additional derivatives disclosures are found in Note 14.

Leases
The Company has operating leases for corporate offices, branches, retail centers, and certain equipment. The Company determines if an arrangement is a lease at inception. Operating leases with an original lease term in excess of one year are included in Other assets and Accrued expenses and other liabilities in the Statement of Financial Condition. Right-of-use (ROU) assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. The Company uses an implicit interest rate in determining the present value of lease payments when readily determinable, and a collateralized incremental borrowing rate when an implicit rate is not available. Lease terms consider options to extend or terminate based on the determination of whether such renewal or termination options are deemed reasonably certain. Lease agreements that contain non-lease components are generally accounted for as a single lease component.

Income taxes
Deferred income taxes have been recorded when different accounting methods have been used in determining income for income tax purposes and for financial reporting purposes. Deferred tax assets and liabilities are recognized based on future tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their tax bases.

Financial instruments – credit losses

Standard	Description	Required Date of Adoption	Effect on the Financial Statements or Other Significant Matters
Standards Recently Adopted			
Credit Losses (ASC 326)	Replaces the incurred loss impairment methodology with an expected credit losses methodology over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Financial assets measured at amortized cost are presented at the net amount expected to be collected by using an allowance for credit losses. Any credit impairment on AFS debt securities for which the fair value is less than cost is recorded through an allowance for expected credit losses. The standard also requires	January 1, 2020	The Company's receivables include securities failed to deliver and other receivables with customers and broker-dealers, cash deposits with clearing organizations, commissions receivable, terminated advisor receivable, and intercompany receivable. These amounts are short-term in nature. Therefore, no specific allowance for credit loss was recorded for these receivables. The Company also presents a net amount payable for unsettled securities transactions. As noted in ASC 940-320-05-4, the risk of nonperformance of regular-way settling trades is minimal, given the following: (a) they are fully collateralized on the trade date; (b) the period of time between

	expanded disclosures related to credit losses and asset quality.		trade and settlement date is reasonably short; and (c) most securities are affirmed by both parties to the trade and settle net through a clearing entity. Accordingly, receivables and payables arising from these unsettled regular-way transactions may be recorded net. The Company continually reviews the credit quality of its counterparties and monitors the aging of receivables. There were no adjustments made to the Company's current process in evaluating historical loss for these receivables. Therefore, the adoption of this standard did not have a material impact on the Company's financial statements or related disclosures.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. There is a three level fair value hierarchy that describes the inputs that are used to measure assets and liabilities.

Level 1
Level 1 asset and liability fair values are based on quoted prices in active markets for identical assets and liabilities.

Level 2
Level 2 asset and liability fair values are based on observable inputs that include: quoted market prices for similar assets or liabilities; quoted market prices that are not in an active market; or other inputs that are observable in the market and can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3
Level 3 assets and liabilities are financial instruments whose value is calculated by the use of pricing models and or discounted cash flow methodologies, as well as financial instruments for which the determination of fair value requires significant management judgment or estimation. These methodologies may result in a significant portion of the fair value being derived from unobservable data.

Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements for Assets and Liabilities Measured on a Recurring Basis		
	12/31/2020	Level 1	Level 2	Level 3
Assets:				
Securities owned:				
Corporate bonds	$ 250,124		$ 250,124	$ -
Money Market Instruments	149,496,815	149,496,815	-	-
Equity and other securities	1,815	-	-	1,815
Derivative asset:				
Mortgage-backed securities issued by GSE	1,574	-	1,574	-
Corporate bonds	35,931	-	35,931	-
Total assets	$ 149,786,259	$ 149,496,815	$ 287,629	$ 1,815
Liabilities:				
Securities sold, not yet purchased:				
Equity and other securities	$ 23	$ 23	$ -	$ -
Derivative liability:				
Corporate bonds	682	-	682	-
Total liabilities	$ 705	$ 23	$ 682	$ -

The following discussion focuses on the valuation techniques and significant inputs used by the Company in determining the Level 2 and Level 3 fair values of each significant class of assets and liabilities.

The Company generally utilizes multiple third-party pricing services in determination of the fair value of its securities portfolio. Fair value measurements are derived from market-based pricing matrices that were developed using observable inputs that include benchmark yields, benchmark securities, reported trades, offers, bids, issuer spreads and broker quotes. As described by security type below, additional inputs may be used or some inputs may not be applicable. In the event that market observable data was not available, which would generally occur due to the lack of an active market for a given security, the valuation of the security would be subjective and may involve substantial judgment by management. The Company utilizes mid-market pricing as a practical expedient. Fair value under this methodology does not differ materially from the fair value when measured on a bid-ask spread.

Specific valuation techniques and inputs used in determining the fair value of each significant class of assets and liabilities follow:

U.S. government-sponsored entities (GSE) and Mortgage-backed securities issued by GSE: These are debt securities issued by U.S. GSEs. GSE pass-through securities are valued using market-based pricing matrices that are based on observable inputs including benchmark TBA security pricing and yield curves that were estimated based on U.S. Treasury yields and certain floating rate indices. The pricing matrices for these securities may also give consideration to pool-specific data supplied directly by the GSE. GSE collateralized mortgage obligations ("CMOs") are valued using market-based pricing matrices that are based on observable inputs including offers, bids, reported trades, dealer quotes and market research reports, the characteristics of a specific tranche, market convention prepayment speeds and benchmark yield curves.

Corporate bonds: These securities include brokered CD's and are valued using market-based pricing matrices that are based on observable inputs including Trade Reporting And Compliance Engine ("TRACE") reported trades, issuer spreads, material event notices and benchmark yield curves. In some cases, there are no observable market values for these investments and therefore management must estimate the fair value based on unobservable inputs and/or modeling assumptions.

Equity and other securities: These securities consist primarily of common stock, preferred stock, and mutual funds. These securities are valued based on a review of quoted market prices for identical and similar assets. In cases where there are no observable market values for these investments management estimates the fair value based on a comparison of the operating performance of the entity to multiples in the marketplace for similar entities.

Derivative assets and liabilities: The fair values of derivative financial instruments are determined based on quoted market prices. Derivative assets and liabilities are priced using the methods described above. Additional derivatives disclosures are found in Note 14.

The table below presents a reconciliation for the year ended December 31, 2020 for Level 3 assets and liabilities that are measured at fair value on a recurring basis.

For the Year Ended December 31, 2020			Equity & other securities
Balance on January 1, 2020	$	2,225	$ 2,225
Total realized and unrealized gains (losses) included in earnings:			
Principal transactions, net		(410)	(410)
Balance at December 31, 2020	$	1,815	$ 1,815

The Company recognizes transfers in and out of Levels 1, 2 and 3 as of the end of the quarterly reporting periods.

4. Cash and Cash Segregated under Federal Regulations

The following table provides a reconciliation of Cash and Cash segregated under federal regulations reported within the Statement of Financial Condition and the Statement of Cash Flows:

	12/31/2020
Cash	$ 28,566,304
Cash segregated under federal regulations	135,046,611
Total	$ 163,612,915

At December 31, 2020 cash of $134,534,321 was segregated in special reserve bank accounts for the exclusive benefit of customers under the SEC's "Customer Protection: Reserves and Custody of Securities" Rule 15c3-3 (SEC Rule 15c3-3). This rule provides a detailed reserve formula for determining the reserve bank account requirement. The reserve is calculated as the excess of customer related credits over the customer related debits. As of December 31, 2020, there was an excess of total credits over total debits of $98,354,220.

The Company also computes a reserve requirement for the proprietary accounts of brokers and dealers (PAB). At December 31, 2020, the Company had a PAB deposit segregated in special reserve bank accounts of $512,290. As of December 31, 2020, there was no excess of total credits over total debits and there were no PAB accounts during the year.

5. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

The balances shown as receivables from and payables to, brokers, dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading and borrowing activities as well as clearing deposits. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date.

Balances at December 31, 2020 were as follows:

	Receivables	Payables
Failed to deliver / receive	$ 2,555,635	$ 548,567
Clearing organizations	35,040,795	2,469,032
Receivables related to unsettled trades	-	795,475
Total	$ 37,596,430	$ 3,813,074

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2020:

Furniture and equipment	$ 6,021,330
Leasehold improvements	13,433,073
Computer equipment	31,743
Computer software	793,444
Less: Accumulated depreciation and amortization	(14,276,759)
Total	$ 6,002,831

7. Intangible Assets

The Company has certain intangible assets consisting of customer intangibles. The net carrying amount of customer intangibles is included in Other assets on the Statement of Financial Condition.

The Company has recorded goodwill and customer intangibles as part of the acquisitions by the Corporation as follows:

Goodwill, December 31, 2019	$ 99,265,759
Goodwill transferred out as part of BB&T Capital Markets transfer	(33,074,878)
Goodwill, December 31, 2020	$ 66,190,881
Customer intangibles, December 31, 2019	$ 7,043,716
Customer intangibles transferred out as part of BB&T Capital Markets transfer	$ (22,433)
Amortization	(1,296,852)
Customer intangibles, December 31, 2020	$ 5,724,431

The estimated remaining useful life for these intangible assets is 10 years.

	Year Ended December 31,					
	2021	2022	2023	2024	2025	Thereafter
Estimated amortization expense of customer intangibles	1,166,000	1,079,000	1,001,000	929,000	860,000	$ 689,431

8. Short-Term Borrowings

The Company maintains a line of credit with an established financial institution with maximum borrowing under the line equal to available collateral. The line of credit may be collateralized with customers' securities pledged for margin loans and securities held for correspondent broker-dealer accounts. As of December 31, 2020, there were no borrowings outstanding in connection with the line of credit, and there was no borrowing under this line during the year.

The Company maintains an unsecured line of credit from the Parent totaling $725,000,000. As of December 31, 2020, there was no outstanding balance; the average balance outstanding during the year was $14,338,546. There is no established maturity date under the agreement with the Parent.

9. Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors represent subordinated borrowings with the Parent. Such borrowings are available in computing the net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Liabilities subordinated to the claims of general creditors are composed of the following at December 31, 2020:

Subordinated note dated 1999, renewing December 2021	$	15,000,000
Subordinated note dated 2000, renewing November 2021		15,000,000
Subordinated note dated 2003, renewing June 2021		30,000,000
Subordinated note dated 2007, renewing August 2021		40,000,000
Total	$	100,000,000

The Company maintains a $200,000,000 revolving subordinated loan agreement with the Parent expiring August 31, 2027. As of December 31, 2020, there were no borrowings outstanding in connection with the line of credit, and there was no borrowing under this line during the year.

10. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities included in the Statement of Financial Condition at December 31, 2020 are presented below:

Deferred tax assets:		
Accrued incentive compensation	$	8,734,693
Equity-based compensation		3,098,228
Deferred income		318,331
ASC 842 Lease Liability		4,723,057
Depreciation		1,048,580
State depreciation and net operating losses		45,745
Other		1,155,322
Total deferred tax assets	$	19,123,956
Deferred tax liabilities:		
Right of Use Asset	$	4,072,478
Intangibles		1,169,543
Goodwill		6,030,873
Total deferred tax liabilities	$	11,272,894
Net deferred tax asset	$	7,851,062

The Company has no valuation allowance for deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets will be realized.

The Company had no liabilities for tax related interest recorded on its balance sheet at December 31, 2020.

The Company files U.S. federal, state and local income tax returns. The Company's federal income tax returns are no longer subject to examination by the IRS for taxable years prior to 2017. With limited

exceptions, the Company is no longer subject to examination by state and local taxing authorities for taxable years prior to 2014.

11. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by SEC Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate debit items or $1,000,000.

At December 31, 2020, the Company had net capital of $201,308,582, which was $199,239,902 in excess of its minimum net capital requirement of $2,068,680. Net capital as a percent of aggregate debit balances was 194.63% at December 31, 2020.

12. Benefit Plans

The Parent offers a 401(k) Savings Plan that permits employees to contribute from 1% to 50% of their cash compensation. For full-time employees who are 21 years of age or older with one year or more of service, the Company makes matching contributions of up to 6% of the employee's compensation.

The Parent has a nonqualified and unfunded deferred compensation arrangement for selected highly compensated employees. The nonqualified plan allows participants to defer compensation and to receive a matching contribution for deferrals into this plan on compensation above the Internal Revenue Code limitations.

The Parent has a non-qualified defined benefit plan that only covers certain inactive Company employees. The costs are charged to current operations and consist of net pension cost based on various actuarial assumptions regarding future expectations under the plan. The Parent has a qualified defined benefit plan that only covers certain Company employees.

Certain employees of the Company participate in the Parent's equity-based compensation plans, which provide for the issuance of the Parent's share-related awards, such as stock options and restricted share units. The fair value of RSUs is based on the common stock price on the grant date less the present value of expected dividends that will be foregone during the vesting period. The fair value of options is measured on the grant date using the Black-Scholes option-pricing model. Substantially all awards are granted in February of each year. Grants to non-executive employees primarily consist of RSUs. The fair value of restricted shares is based on the common stock price on the grant date.

The total intrinsic value of the options exercised and restricted share units vested during 2020 was $7,772,601. The total grant date fair value of equity-based awards that vested during 2020 was $9,718,858.

The following table details the activity during 2020 related to the Parent's stock options awarded to employees of the Company:

	Options	Wtd. Avg. Exercise Price	Aggregate Intrinsic Value	Wtd. Avg. Remaining Life (Years)
Original outstanding at beginning of period	57,034	$ 27.99		
Transfer	(13,390)	27.99		
Exercised	(29,614)	28.11		
Outstanding at end of period	14,030	27.95	280,323	0.24
Exercisable at the end of period	14,030	27.95	280,323	0.24
Exercisable and expected to vest at the end of period	14,030	$ 27.95	280,323	0.24

The following table details activity during 2020 related to restricted share units awarded by the Parent to employees of the Company:

	Shares/ Units	Wtd. Avg. Grant-Date Fair Value
Original unvested at beginning of year	437,707	$ 49.33
Transfer	(57,801)	49.33
Granted	214,542	53.36
Vested	(196,777)	49.39
Forfeited	(59,595)	52.71
Unvested at end of year	338,076	52.08
Expected to vest at the end of period	338,076	$ 52.08

The Company has an incentive compensation plan under which certain employees receiving large incentive awards receive a portion of their award in cash and have a discretionary portion of their incentive paid through the issuance of restricted common shares of the Parent under terms of the Parent's equity compensation plans. The restricted shares vest evenly over three years from the grant date if the employee meets certain criteria.

13. Related Party Transactions

The Company is a member of a group of affiliated companies and, as described below and in Notes 8, 9 and 12, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

At December 31, 2020, the Company had bank accounts with an affiliate with an unrestricted cash balance of $4,093,891. At December 31, 2020, the Company had outstanding drafts payable with an affiliate in the amount of $9,734,460 which is included in Accrued expenses and other liabilities in the Statement of Financial Condition.

At December 31, 2020, the Company had a Receivable from the Parent and affiliates in the amount of $813,032 in the Statement of Financial Condition. Included in this amount is a receivable relating to IDP fees in the amount of $656,159 and other miscellaneous receivables in the amount of $156,873.

14. Financial Instruments with Off-Statement of Financial Condition Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities that expose the Company to off-Statement of Financial Condition credit and market risk. The Company's principal activities and exposure to credit risk associated with customers not fulfilling their contractual obligations can be directly impacted by volatile trading markets.

Additionally, the Company enters into non-regular way securities transactions to facilitate purchases and sales that require extended settlement terms in the normal course of business with its clients. The fair value of these derivatives in a gain or loss position is included in Securities owned, at fair value or Securities sold, not yet purchased, at fair value, respectively, on the Statement of Financial Condition.

Derivative contracts are written in amounts referred to as notional amounts. Notional amounts only provide the basis for calculating payments between counterparties. Notional amounts do not represent amounts to be exchanged between parties, and are not a measure of market or credit risk. Credit risk on these contracts arises if counterparties are unable to fulfill their obligations. All of the Company's derivatives had contractual maturities of less than 90 days as of December 31, 2020.

As of December 31, 2020, the gross notional amounts and fair value of derivative financial instruments are as follows:

	Notional Amount, Long	Notional Amount, Short	Fair Value	
			Gain	Loss
Mortgage-backed securities issued by GSE	$ 273,000	$ 273,000	$ 1,574	$ -
Corporate bonds	24,033,000	24,283,000	35,931	682
Total non-regular way settlement trades	$ 24,306,000	$ 24,556,000	$ 37,505	$ 682

The Company has established credit policies for commitments involving financial instruments with off-Statement of Financial Condition credit risk. Such policies include credit review, approvals, limits and monitoring procedures. Where possible, the Company limits credit risk by generally executing these derivative transactions through regulated exchanges, which are subject to more stringent policies and procedures than OTC transactions.

Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The required margin levels are monitored daily and, pursuant to such guidelines, customers are required to pledge additional collateral or to reduce positions when necessary.

A portion of the Company's customer activity involves short sales and the writing of option contracts. Such transactions may require the Company to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

15. Commitments and Contingencies

The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members

would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the statement of financial condition for these arrangements.

16. Litigation

In the ordinary course of business, the Company is subject to a certain amount of claims, litigation, investigations and legal and administrative case proceedings, all of which are considered incidental. While the outcome of legal proceedings is inherently uncertain, based on the information currently available, the Company's management believes that such proceedings will not have a material adverse effect on the financial position, results of operations or cash flows of the Company. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to the Company's financial position, results of operations or cash flows.

17. Lessee Operating Leases

The Company is obligated under non-cancelable operating leases, which contain escalation clauses, for office facilities and equipment expiring on various dates through 2026.

The following table presents additional information on operating leases.

December 31, 2020	Operating Leases
ROU Asset	$ 12,294,061
Maturities of lease liabilities:	
2020	$ 5,098,134
2021	3,841,882
2022	2,562,668
2023	1,828,142
2024	1,095,316
Thereafter	404,914
Total lease payments	14,831,056
Less: imputed interest	771,401
Total lease liabilities	$ 14,059,655
Weighted average remaining term	3.7 years
Weighted average discount rate	2.73%

18. Subsequent Events

On February 22, 2021, BB&T Securities transferred substantially all of the assets and liabilities relating to the retail brokerage business to Truist Financial Corporation, and Truist Financial Corporation immediately contributed such assets and liabilities relating to the retail brokerage business to Truist Investment Services, Inc. Upon transfer of the retail brokerage business, the Company no longer has any remaining business operations.